2600, 595 Burrard Street
Vancouver, British Columbia V7X 1L3

JINCHUAN AND CONTINENTAL COMPLETE PLAN OF ARRANGEMENT

April 29, 2011 Vancouver, BC – Jinchuan Group Ltd. (“Jinchuan”) and Continental Minerals Corporation (TSX-V:KMK, OTCBB:KMKCF) (“Continental” or the “Company”) are pleased to announce that they have completed the previously announced court approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) involving Continental, its shareholders, Jinchuan and its wholly-owned subsidiary JinQing Mining Investment Limited.

Continental received securityholder approval for the Arrangement at the meeting of its securityholders held on April 22, 2011. The Supreme Court of British Columbia granted a final order approving the Arrangement on April 27, 2011. Trading of each of the common and preferred shares of Continental was halted on the TSX Venture Exchange on April 29, 2011 and the common shares and preferred shares will be delisted from the TSX Venture Exchange. Continental will also apply to cease to be a reporting issuer under applicable Canadian securities laws.

Pursuant to the Arrangement, Jinchuan acquired all of the issued and outstanding common shares of Continental (“Continental Shares”), which it did not already hold, for a purchase price of $2.60 per share. Also pursuant to the Arrangement, each outstanding preferred share of Continental was exchanged for 0.5028 of a common share of Taseko Mines Limited. In addition, each holder of record of Continental Shares as at April 28, 2011, or consequent upon the exercise of options as part of the Arrangement, is entitled to receive a dividend in the amount of $0.10 per share. Prior to completion of the Arrangement, Jinchuan held 18,000,000 common shares of Continental (representing approximately 10.9% of the outstanding Continental Shares). Pursuant to the Arrangement, Jinchuan acquired the remaining 147,661,327 common shares of Continental and Continental is now a wholly-owned subsidiary of Jinchuan.

Jinchuan has deposited a total of $383,919,450.20 in cash with the depositary, Computershare Investor Services Inc. (the “Depositary”), to satisfy the consideration payable to Continental shareholders who deliver their common shares to the Depositary in accordance with the Arrangement. In addition, 6,277,000 common shares of Taseko have also been deposited with the Depositary to satisfy the consideration payable to Continental shareholders who deliver their preferred shares to the Depositary in accordance with the Arrangement.

Continental shareholders who have questions or require more information with respect to the Arrangement or the payment and receipt of the applicable consideration should contact:

Continental Investor Relations

Attention: Susie Bell
Toll Free: 1-800-667-2114
Ph: (604) 684-6365
Fax: (604) 684-8092
Email: info@hdgold.com

or

Laurel Hill Advisory Group 1 877-304-0211

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